November 27, 2017

Ms. Christine Torney

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Dear Ms. Torney:

This letter is Cambrex Corporation’s (“the Company”) response to your letter to the Company dated November 17, 2017, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2016 (File No. 001-10638).

For your convenience, the Staff’s comment is set forth below and followed by our response thereto.

Notes to the Consolidated Financial Statements (5) Net Inventories, page 50

1.

Please tell us why inventory reserves as a percentage of inventory decreased at December 31, 2016 compared to December 31, 2015. Additionally, tell us the inventory reserve balance at March 31, 2017, June 30, 2017, and September 30, 2017, and explain to us the reason for fluctuations as a percentage of inventory as of those respective dates.

Company’s response:

The following table shows the gross inventory, inventory reserves, as well as the reserves as a percentage of total inventory for the requested time periods (in thousands):

	12/31/2015	12/31/2016	3/31/2017	6/30/2017	9/30/2017
Inventory	$122,257	$135,607	$164,366	$170,250	$178,197
Inventory Reserves	$12,337	$12,423	$12,832	$13,674	$13,284

Reserves % of Inventory	10.09%	9.16%	7.81%	8.03%	7.45%

Inventories are stated at the lower of cost or market value (net realizable value beginning January 1, 2017). Inventory reserves are recorded to reduce the carrying value of inventory determined to be damaged, obsolete or otherwise unsalable. Inventory reserves are recorded on a specific basis with each inventory item evaluated for the above conditions. The inventory reserve amount has not typically varied significantly from period to period. However, the Company can experience higher levels of inventory due to the timing of the requested delivery of product for specifically identified customers. The higher levels of inventory for specific customers for established products are typically less likely to result in inventory reserves for product that is out of specifications or require a reserve to record the inventory at the lower of cost or market.

Sincerely,

/s/ Tom G. Vadaketh

Tom G. Vadaketh

Executive Vice President and

Chief Financial Officer

Cambrex Corporation